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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

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UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 17, 2021

BHP GROUP LIMITED

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NEWS RELEASE

Release Time	IMMEDIATE

Date	17 June 2021

Release Number	07/21

Potash outlook briefing

BHP will be hosting an investor and analyst briefing today on the supply and demand dynamics of potash.

A copy of the presentation is attached.

The presentation, speech and webcast will be available on BHP’s website at: https://www.bhp.com/media-and-insights/news-releases/2021/06/potash-briefing

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

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Group Company Secretary

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Potash outlook and fundamentals 101 Dr Huw McKay Chief Economist Dr Paul Burnside Manager Potash Analysis 17 June 2021

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; production forecasts; plans, strategies and objectives of management; assumed long-term scenarios; potential global responses to climate change; the potential effect of possible future events on the value of the BHP portfolio; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘would’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. These forward-looking statements are based on the information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with COVID-19. For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the COVID-19 pandemic and its impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. BHP Climate Change Report 2020 This presentation should be read in conjunction with the BHP Climate Change Report 2020 available at bhp.com. Some of the information in this presentation provides a concise overview of certain aspects of that Report and may omit information, analysis and assumptions and, accordingly, BHP cautions readers from relying on that information in this presentation in isolation. Presentation of data Numbers presented may not add up precisely to the totals provided due to rounding. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organization’, ‘Group’, ‘we’, ‘us’ and ‘our’ refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report and Form 20-F. Those terms do not include non-operated assets. This presentation includes references to BHP’s assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP and that have been owned as a joint venture operated by BHP (referred to as ‘operated assets’ or ‘operations’) during the period from 1 July 2020 to 31 December 2020. Our functions are also included. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. Potash outlook briefing 17 June 2021 2

Potash: a future facing commodity with attractive long term fundamentals

Potash fundamentals: key messages

A future facing commodity with attractive long term fundamentals from multiple angles

A Future Facing Commodity	• Potash sits at the **intersection** of **global demographic, social and environmental megatrends** • The **environmental footprint of potash** is **considerably more attractive** than other major chemical fertilisers • Conventional mining with flotation is **more energy and water efficient** than other production routes
Reliable base demand with attractive upside	• Traditional demand drivers of **population** and **diet** are reliable and slow moving • Attractive upside over basic drivers exists due to the **rising potash intensity-of-use** needed to support **higher yields** and offset **depleting soil fertility** • **On top of the already compelling case,** decarbonisation could amplify demand upside[1]
The industry's 4th wave is underway: demand to catch-up over the course of the 2020s	• **Demand is catching up** to excess supply, and major **supply basins are mature** • Price formation regime accordingly expected to transition from current SRMC to **durable inducement pricing,** with Canada well placed to meet market growth longer term at LRMC in the mid $300s • Post the balance point, long-run geological and agronomic arguments skew probabilistic risks upwards (LRMC plus fly-up) rather than downwards (SRMC), in our view

Note: Short Run Marginal Cost (SRMC); Long Run Marginal Cost (LRMC).
1. Based on BHP's 1.5°C Scenario. Refer to the BHP Climate Change Report 2020 for information about this scenario and its assumptions.

Potash outlook briefing
17 June 2021
4
BHP

Potash attractiveness parameters

Transitioning towards inducement pricing as consistent demand uplift absorbs today's excess supply

Favourable supply and demand gap



Inducement pricing expected to emerge and sustain once demand growth absorbs current supply excess

Large market size



~70 Mt today, 89-97Mt in 2035[1]

Differentiated demand drivers



Considerable differentiation from industrial metals over the course of the development process: no global demand peak in prospect

Value creation and return potential



Capital intensity of new supply creates steep inducement curve

Operating margins superior in upstream segment

Thrive in a Paris-aligned world

1. The rounded average of Argus, CRU and IHS is ~89 Mt. ~97 Mt is the level implied by Nutrien's 2020s range midpoint of 2.25% extrapolated to 2035.

Potash outlook briefing
17 June 2021
5
BHP

Downstream potash drivers highly differentiated

Diversification in terms of demand drivers vs. our wider portfolio of steel making, non-ferrous and energy commodities

Fertiliser value chain

- Population growth and dietary change
- Food, feed, fibre, fuel
- Low degree of recycling[1]
- Steady increase in intensity through the entire development journey, high income plateau


Crop needs per head
GDP per head

Metals value chain

- Urbanisation and industrialisation
- Buildings, infrastructure, machinery, appliances
- High degree of recycling
- Swift increase in intensity on the way to middle income, where a distinct peak forms


Metal demand per head
GDP per head

Energy value chain

- Motorisation, electrification, industrialisation
- Transport, power, heat, chemicals
- Low degree of recycling[2]
- Swift increase in intensity on the way to middle income, flatter beyond, high income plateau


Primary energy per head
GDP per head

● Traditional growth drivers ● Major uses by society ● Degree of Circularity ● Relationship to living standards

Note: Illustrative only, reflecting stylised empirical path of major societies through time that have reached high income levels.
1. Recycling of nutrients via crop residue or manure occurs, but the food value chain is very inefficient and highly subject to waste.
2. Petroleum value chain specifically features plastics recycling, but this is a very small item in the entire value chain (a sub set of a sub set). Carbon capture use and storage (CCUS) expected to increasingly feature in industrial applications.

Potash outlook briefing
17 June 2021
6
BHP

Fundamental relationships are extremely reliable Crop production growth has exceeded population growth in the long run: potash has in turn exceeded growth in crop production Population up ~2.5 fold since 1960, crops ~3.5 fold, potash ~4.5 fold CAGR, 1960-1993 (Index, 1960 = 100) (%) 500 3 Potash fertiliser 450 2 demand 400 1 Crop 1.9 2.3 2.4 Collapse of production 350 0 Eastern Bloc Population Crop production Potash fertiliser 300 CAGR, 1993-2020 (%) Population 3 250 200 2 150 1 100 1.2 2.1 2.7 0 Population Crop production Potash fertiliser 1960 1965 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015 2020 Data: UN World Population Prospects 2019; International Fertilizer Association; BHP analysis based on multiple sources. Note that ‘potash fertiliser demand’ relates to estimated underlying consumption at the farm-level rather than to upstream MOP shipments. Potash outlook briefing 17 June 2021 7

Potash benefits in a decarbonising world

Rising biofuels production and land use implications of afforestation burnish an already attractive potash demand profile

Cumulative demand in the next 30 years compared to the last 30 years[1]



(%)
400
300
200
100
0
1.5°C Scenario
Central Energy View
Lower Carbon View
Climate Crisis
Already compelling demand case …
… potentially amplified under a 1.5 degree pathway
Nickel 2
Potash
Copper 2
Iron ore 3
Metallurgical 3 coal
Oil

Data: BHP; Vivid Economics.
1. Our portfolio is tested across a range of futures. Refer to the BHP Climate Change Report 2020 for more information about these climate-related scenarios and their assumptions. Scenarios were developed prior to the impacts of the COVID-19 pandemic, and therefore any possible effects of the pandemic were not considered in the modelling.
2. Nickel and copper demand references primary metal.
3. Iron ore and metallurgical coal demand based on Contestable Market (Global seaborne market plus Chinese domestic demand).

Potash outlook briefing
17 June 2021
8
BHP

The waves that have defined the potash industry A 4th wave is underway, with demand in catch-up mode. Once it does, an inducement pricing regime is the most likely outcome Change over 5 years MOP price (%) (US$/t real) 75 700 Supply led Supply led Demand led Wave #1 Wave #2 Wave #3 Wave #4 Supply 50 catch-up 525 Demand (late and catch-up excessive) Demand catch-up Demand 25 350 catch-up Inducement pricing regime 0 175 Re-orientation Development of of ex-Soviet capacity Demand boom, Saskatchewan deposit to the global market price upswing (25) 0 1960 1970 1980 1990 2000 2010 2020 2030 Demand growth over last 5 years (LHS) Capacity expansion over last 5 years (LHS) Price level (RHS, not smoothed) Data: BHP analysis based on multiple sources Note: New supply from FSU is shown in 1990s when existing supply was re-directed from domestic and Eastern Bloc markets after local demand collapsed. Eastern Bloc demand excluded until 1992. 2009 demand excluded. Potash outlook briefing 17 June 2021 9

How soon will demand catch-up in Wave #4? Consensus view is that demand will catch-up in the late 2020s/early 2030s MOP demand (Mt) 110 3% average CAGR 100 2% average CAGR 90 Specialist average (1.7%)1 Achievable production (w/o Jansen) 80 1% average Jansen CAGR S1 Greenfield under Spare construction capaci y,, brownfield 70 expansion Existing supply 60 10 year linear trend (+1.8 Mt/y) 50 40 2010 2015 2020 2025 2030 2035 Historical data: CRU. Nutrien range of 2.0% to 2.5% in the 2020s as disclosed in 2021 Q1 earnings call. Achievable production is BHP analysis based on multiple sources. Note that the chart shows linear interpolations that result in the same 2020-2035 aggregate tonnage increment as the stated CAGRs. 1. Specialist average based on CRU, Argus, Fertecon (IHS Markit). 2020-2035 CAGR calculated relative to trend level in 2020 (69.5 Mt) not to actual level estimated by CRU (71.6 Mt). Potash outlook briefing 17 June 2021 10

What can be expected under inducement & fly-up pricing? Forward looking LRMC is broadly in line with through-cycle averages, considerably above SRMC experience of the last few years MOP price (US$/t real) 750 Upswing average Indicative of multi-year “fly-up” pricing should a strong demand-led 500 2008-2013 cycle emerge with a delayed supply response from ageing basins Through cycle average $470 2008 to date $350 Long-run marginal cost (LRMC) at mid case macro assumptions1 250 Short-run marginal cost (SRMC) across a range of macro assumptions1 Downswing average 2014 to date $260 0 2000 2005 2010 2015 2020 Data: IHS Markit. Average trade value of Canadian MOP exports. 1. Macro assumptions include items such as FX rates, energy costs, carbon and labour. Shaded boxes are the approximate price range associated with the operating conditions described therein. Potash outlook briefing 17 June 2021 11

Inducing solution mining will provide tilt to the cost curve

SRMC significantly higher than conventional flotation, forward looking LRMC for Canadian solution mining is mid-$300/t

Operating cost curve
SRMC conditions

Solution mines use significantly **more energy** and **more water** than conventional mines. Sustaining capex is also higher

This comes at a material **operational cost disadvantage** that is expected to amplify under rising carbon pricing

- The lowest cost mines[1] (~US$100/t FOB), and the vast majority of mines in Q1 of the operating- cost curve, are large scale conventional operations
- Operating solution mines in Canada[1] are currently in the range of US$180-$210/t (FOB)

Inducement cost curve
LRMC conditions

The **inducement curve is steep** due to the underlying capital intensity of projects

Solution mining in Canada is expected to **set the industry LRMC**

- Other candidates are too small, or disparate, to serve as an effective “bench” to anchor long run trend pricing
- This solution mining bench is still “available” because conventional opportunities, with their favourable operating costs, have been rightly prioritised for development
- In bulk mining, **you do not save the best for last**
- We estimate a trend price in the mid-US$300/t region will be required to induce a material portion of this Canadian bench into production

1. Source: CRU.
Note: Long Run Marginal Cost (LRMC); Short Run Marginal Cost (SRMC).

Potash outlook briefing
17 June 2021
12
BHP

Fertiliser and the global food supply chain

Crop yields hold the key to future food security Impressive gains in yields have offset declining cropland per head since the 1960s, but there remain major yield gaps between regions that could narrow with better farm practice, including scientific fertiliser application Competition for global land use Global Global Crop yields: large gaps between the frontier and the rest is crop use3 dietary profile1 cause for optimism Bubble width = yield Pasture land 24% 1960s                1970s                Fibre <1% 3 100% 1980s                1990s                Other animal 2000s                2010s Fuel 7% Forest, products shrubland and a Crop land 12% 90% fresh water Meat 40% Feed 15% 3 Beverages, Corn 80% nuts, etc Built-up land 1% Sugar 70% Barren land 22% Fresh fruit and vegetables 2 60% Cropland per capita in Vegetable oils 50% ha/cap steady decline 0.50 Rice 2 Food 78% 40% 0.40 30% 0.30 Cereals 1 20% and pulses 0.20 0.10 Soybeans 10% 0.00 1 1960s 1970s 1980s 1990s 2000s 2010s 0% 0.25 0.75 USA1.25 1.75 Brazil 2.25 2.75China 3.25 3.75 India 4.25 Data: UN FAO, IHS Markit; BHP analysis based on multiple sources. Potash outlook briefing 17 June 2021 14

What governs crop yields? Potassium availability is just one of a complex web of interacting factors that impact crop yield Potential yield OGRAPHY Determined by genetics FARM EATHER PRACTICE YIELD Attainable yield GENETICS SOIL Limited by external factors – aspects of climate, soil type and geography UTRIENTS Achieved yield Nitrogen (N) Dependent on farm practice to optimise Phosphorus Potassium availability of water and nutrients, to minimise (P) (K) the impact of pests, disease and bad weather, Secondar & micro- and to condition the soil nutrients Potash outlook briefing 17 June 2021 15

Why do plants need potassium?

Potassium works as a chemical regulator – adequate potassium is needed for healthy growth

Liebig's Law of the Minimum


Magnesium
Sodium
Water
Soil conditions and other growth factors
Light
Molybdenum
YIELD
Copper
Zinc
Phosphorus
Potassium
Sulphur
Magnesium
Calcium
Nitrogen
Boron
Iron

Potassium availability is one of dozens of factors that influence crop yields

Any one of these factors may be yield-limiting

If potassium availability isn't yield-limiting then applying more won't have any effect on yield

Identifying existing or approaching yield limitations, including potassium, is critical in closing the gap to Attainable Yield



Building block
Potassium is found in cells throughout a plant; It regulates critical processes including photosynthesis, enzyme activation and temperature control



Drought tolerance
Potassium plays a major role in the transport of water, and in the uptake of other nutrients



The 'quality nutrient'
Potassium can improve appearance, taste, shelf life and nutritive value

Potash outlook briefing
17 June 2021

16

BHP

What is fertiliser?

Fertilisers are materials that contain essential nutrients that are the "building blocks" of plants

- The primary nutrients are nitrogen (N), phosphorus (P) and potassium (K) but many other nutrients are also needed
- Different nutrients perform different functions in plants and are not substitutable
- Plants can draw on native potassium in the soil, but farmers commonly provide additional nutrients by spreading potash fertiliser and/or organic material like animal manure

Consumption of primary nutrients via inorganic fertilisers



20%
Potash fertilisers account for ~20%
25%
Phosphate fertilisers such as DAP and SSP
55%
Nitrogen fertilisers such as urea and ammonium nitrate

Consumption of potash fertiliser in different forms



90%
Potassium chloride (MOP)
6%
MOP derivatives
4%
Other types of potash (including polyhalite)

Potassium chloride (MOP) is the most common type of potash fertiliser

Purity (KCl / K_2O)

Agricultural:	min 95% KCl (60% K_2O)
Technical:	min 98% KCl
Pharmaceutical:	99.9% KCl

Particle size

Fine:	~ 0.2 - 0.5mm
Standard:	~ 0.5 - 1mm
Coarse:	~ 2 - 3mm
Granular:	~ 3 - 4mm

Colour

Red
White

Data: BHP; IFA.

Potash outlook briefing
17 June 2021
17
BHP

Most potash operations fall into three basic types MOP is extracted from underground ore deposits or recovered from natural brines Conventional mining Solution mining of ore Natural brines Solution mining is more water-intensive than ore flotation Sylvinite ore Sylvinite brine Carnallite slurry Crystallising MOP Flotation-based Crystallisation- from sylvinite brine is Crystallisation-Standard MOP mill based mill more energy-intensive based mill than flotation Compaction Jansen is Fine MOP plant designed to produce MOP via flotation Granular MOP Potash outlook briefing 17 June 2021 18

How is MOP used?

Most MOP is used as fertiliser, often in combination with other nutrients


MOP
~92%
Fertiliser MOP
~75%
Combination into multi-nutrient fertilisers
Bulk-blend NPKs
Compound NPKs
~20%
Straight application
~5%
Conversion into derivative fertilisers
~70%
Potassium sulphate
~30%
Potassium nitrate
~8%
Non-fertiliser MOP
~30%
Direct use
Heavy industry
Animal nutrition
Low-sodium table salt
Water softeners & ice melts
~70%
Conversion into derivative chemicals
~90%
Potassium hydroxide
~10%
Other chemicals

Jansen product is suitable for straight application or combination into multi-nutrient fertilisers (NPKs)

Data: BHP analysis based on multiple sources.

Potash outlook briefing
17 June 2021
19
BHP

Geography of supply and demand

Production concentrated in Canada, Russia and Belarus; Biggest consumers China, Brazil, United States and India


Supply
Europe & CIS
Russia 14Mt
Belarus 12Mt
Germany
Americas
Canada 22Mt
Chile
Asia & Oceania
China 7Mt
Israel
Jordan
Conventional mining (~70%)
Surface brines (~25%)
Solution mining (~5%)


Demand
Asia & Oceania
China 17Mt
SE Asia 6Mt
India 5Mt
Other Asia
Americas
Brazil 11Mt
USA & Canada 11Mt
Other LATAM
Europe & CIS
Europe & CIS 11Mt
Africa
Africa
Standard/fine (~45%)
Granular (~45%)
Industrial (~10%)

Data: BHP analysis based on multiple sources.
Note: 2020, 70 Mt MOP production, 72 Mt MOP sales (CRU). Split by grade is approximate.

Potash outlook briefing
17 June 2021
20
BHP

Major producers and trade flows

Highly globalised commodity, most major markets have multiple sources of imports


Nutrien
Mosaic
K+S
Uralkali
EuroChem
Belaruskali
QSL Potash
ICL
Arab Potash
USA imports
China imports
India imports
SEA imports
Brazil imports
Area producing:
>10Mtpa MOP
<10Mtpa MOP
<2Mtpa MOP
Global overview
Exporters
Canada
Russia & Belarus
Others
Israel & Jordan
Importers
RoW
Brazil
USA
India
SEA
China

Data: Trade volumes 2018-2020 average (CRU).

Potash outlook briefing
17 June 2021
21
BHP

Potash supply chain Supply chains are long with several steps even in-market Commonly, sales are made inclusive of ocean freight (CFR) Raw potassium ore is processed Product for export is railed …and loaded onto bulk carriers1 into MOP at the mine to port terminals… Retailer Blender Distributor Importer Local customers are served Retailers can offer a suite Local blenders mix National and regional by road, rail, barge of products: fertilisers, bulk-blended NPKs distributors take the seeds, equipment, product to market agronomic services Fertiliser factories Fertilisers are transported by rail, use MOP to make NPK Factory road or barge; farms compound NPKs Farmers buy from local may be over 1,000km or other potash retailers/blenders; from the point of import fertilisers larger agribusinesses may buy directly from distributors 1. MOP is commonly shipped in Handysize, Handymax, Jansen product will be sold both onshore Supramax or Panamax vessels (20,000-80,000dwt). and offshore into upstream supply chain Potash outlook briefing 17 June 2021 22

Potash: a low emission, biosphere friendly fertiliser

MOP is a critical nutrient with a modest environmental footprint, with conventional flotation route advantaged over solution mining

	MOP (flotation-based)	MOP (solution mining)	Nitrogen fertilisers	Phosphate fertilisers
Production footprint				
Low Scope 1+2 emissions (<100kg CO_2e/t)	✓	✗	✗	✗
Low water consumption (<1t/t)	✓	✗	✗	✗
Consumption footprint				
High nutrient content, minimises relative transportation emissions	✓	✓	●[1]	●[1]
No energy-intensive downstream processing required	✓	✓	✓	✓
No N_2O/CO_2 release upon use[2]	✓	✓	✗	✓[3]
No risk to waterways	✓	✓	✗	✗
Enables higher crop yields, reducing need to cultivate virgin land[4]	✓	✓	✓	✓

1. Varies for different fertilisers.
2. Nitrogen fertiliser use releases N_2O directly via leaching/volatilisation and indirectly through microbial denitrification. This contributes 10% of CO_2-equivalent emissions from the global food system.[5]
3. Some common phosphate fertilisers also contain nitrogen, which generates N_2O upon use.
4. Land-use and land-use change (LULUC), mainly in the form of deforestation, contributes 32% of CO_2-equivalent emissions from the global food system and 11% of all anthropogenic emissions.[5]
5. Crippa, M., Solazzo, E., Guizzardi, D. et al. *Food systems are responsible for a third of global anthropogenic GHG emissions*. Nat Food 2, 198–209 (2021). https://doi.org/10.1038/s43016-021-00225-9.

Potash outlook briefing
17 June 2021
23
BHP

Pricing realisation calculation Prices are influenced by grade and volume, but there are also (fluid) variations between prices in different regions • Most sales are made on a delivered basis US$/t MOP (quarterly average) • Sales may be spot or contract (nominal) Selling price • Transacted prices are monitored by specialist 400 Brazil CFR China CFR price-discovery services US FOB w/house • Prices vary by product (e.g. standard/granular) CFR Brazil 350 (granular, spot) CFR China – (standard, contract) 300 • Sellers may offer volume-based discounts, Discounts conditional rebates or extended credit 250 – 200 Vancouver netback range Seaborne • For CFR sales, sellers arrange ocean freight freight either using spot or long-term charter 150 Realised FCA – (Nutrien) 100 Port costs and Realised price 2016 2016 2016 2016 2017 2017 2017 2017 2018 2018 2018 2018 2019 2019 2019 2019 2020 2020 2020 2020 2021 2021 inland freight = FOB mineQ1 Q2 Q3 Q4 Q1 Q2Q3Q4 Q1 Q2 Q3Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3Q4 Q1 Q2    There is no single “potash price”: for example, this chart shows a 5-yr history of Nutrien’s Data: CRU Fertilizer Week; Nutrien. realised price (FCA, offshore sales only) against benchmarks reported by CRU Fertilizer Week Potash outlook briefing 17 June 2021 24

The outlook for potash

Demand drivers: from demographics to fertiliser demand Forecasting long-term MOP demand is a 3-step process Potash Potassium Socio-economic Crop fertiliser chloride drivers production demand demand Step 1 Step 2 Step 3 From population and income to From crop production to potash From potash fertiliser to crop production fertiliser potassium chloride • How much do people eat? • How much potassium nutrient do • How much potash fertiliser crops take up? comes from other primary • Which crops are needed to sources? meet that requirement? • Where does that nutrient come from? • What about non-fertiliser • Where are those crops grown? applications?    Potash fertilisers • What about crops for fuel and fibre? Nutrient recycling Native potassium • How much nutrient is lost in-situ? Potash outlook briefing 17 June 2021 26

Forecasting Demand: Step 1 – crop requirements Estimate the quantity of each crop required to meet demand for the 4Fs: food, feed, fibre, fuel Food intake Population x (kcal/person/day) Wastage1 Animal Animal feed Global food supply calories requirement (kcal/yr) Vegetal Global crop calories production Fibres (tonnes) Biofuels 1. Wastage includes inbound supply-chain losses and post-retail waste. Potash outlook briefing 17 June 2021 27

Forecasting Demand: Step 2 – potash requirements

Estimate the quantity, and source, of potassium nutrient needed to support crop production



Plant biomass
Yield
Residue
Nutrient recycling
Potash fertiliser
Animal manures
Crop residues
K uptake
~30%
~20%
~20%
~30%
Native potassium (soil K)

Intensity-of-Use = $\frac{\text{potash use}}{\text{crop production}}$

Observed K balance
= Observable K input
– K output

This "equality" is frequently negative as farmers "mine the soil" for the required potassium and do not provide sufficient external sources to maintain soil quality.

Inferred K balance
= Observable K input
+ Inferred soil K mining
– K output

This requires a step up in the supply of external potassium sources if yields are to be maintained, leading to a rising intensity of potash use.

Data: BHP analysis based on multiple sources.
Note: Figures are approximate estimated global average; regional/local contributions to K uptake vary widely.

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BHP

Fundamental relationships are extremely reliable Crop production growth has exceeded population growth in the long run: potash has in turn exceeded growth in crop production Population up ~2.5 fold since 1960, crops ~3.5 fold, potash ~4.5 fold CAGR, 1960-1993 (Index, 1960 = 100) (%) 500 3 Potash fertiliser 450 2 demand 400 1 Crop 1.9 2.3 2.4 Collapse of production 350 0 Eastern Bloc Population Crop production Potash fertiliser 300 CAGR, 1993-2020 (%) Population 3 250 200 2 150 1 100 1.2 2.1 2.7 0 Population Crop production Potash fertiliser 1960 1965 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015 2020 Data: UN World Population Prospects 2019; International Fertilizer Association; BHP analysis based on multiple sources. Note: ‘potash fertiliser demand’ relates to estimated underlying consumption at the farm-level rather than to upstream MOP shipments. Potash outlook briefing 17 June 2021 29

Rising Intensity of Use (IoU): indicative ranges

Historical norm of potash growth exceeding crop growth is not under plausible threat. Attractive upside should IoU accelerate further.

Potash fertiliser demand: both rising crops and rising IoU have/will contribute
(Mt MOP-equivalent)



110
100
90
80
70
60
50
40
30
20
10
0
+1.9% p.a.
Increase in crop production
+0.7% p.a.
Increase in IoU
+1.3% p.a.
Increase in crop production
+1.1% p.a.
Increase in crop production
IoU @ 1.5% p.a.
IoU @ 0.75% p.a.
IoU @ 0% p.a.
2000
2020
2030
2040

To reduce rates of soil K depletion, IoU will have to accelerate; growth of 1.5% p.a. corresponds to incremental demand of 42Mt	Trend annual growth of **~2 Mt**
If IoU continues to rise at roughly the historical trend, this corresponds to incremental demand of 28Mt	Trend annual growth of **~1.5 Mt**
We expect crop production to slow as a result of demographic factors; crop production alone is forecast to require 15Mt incremental potash fertiliser demand by ~2040	Trend annual growth of **<1 Mt**

Data: BHP analysis based on multiple sources.

Potash outlook briefing
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BHP

Potash demand outlook to 2030 by region

Soil depletion a global phenomenon, underscoring our belief that IoU is likely to rise across multiple regions

Additional tonnes 2020-2030

NORTH AMERICA	
Historical demand growth[1]	0.2%
BHP forecast growth[2]	1-3%
External forecast growth[3]	1.7%
Soil nutrient imbalance[4]	Poor, deteriorating
Potash contribution to K uptake[5]	30-35%, recently improving

EUROPE & CIS	
Historical demand growth[1]	0.2%
BHP forecast growth[2]	1-3%
External forecast growth[3]	1.1%
Soil nutrient imbalance[4]	Poor
Potash contribution to K uptake[5]	20-25%, stable

ASIA & OCEANIA	
Historical demand growth[1]	4.3%
BHP forecast growth[2]	1-4%
External forecast growth[3]	2.0%
Soil nutrient imbalance[4]	Poor, deteriorating
Potash contribution to K uptake[5]	30-35%, improving

CENTRAL & SOUTH AMERICA	
Historical demand growth[1]	4.4%
BHP forecast growth[2]	2-4%
External forecast growth[3]	2.9%
Soil nutrient imbalance[4]	Poor, deteriorating
Potash contribution to K uptake[5]	35-40%, stable

AFRICA	
Historical demand growth[1]	6.1%
BHP forecast growth[2]	5-10%
External forecast growth[3]	2.9%
Soil nutrient imbalance[4]	Poor, deteriorating
Potash contribution to K uptake[5]	~5%, improving

WORLD	
Historical demand growth[1]	**2.7%**
BHP forecast growth[2]	**1-3%**
External forecast growth[3]	**2.0%**

1. Average growth per annum of MOP shipments 2000-01 to 2019-20 (CRU).
2. Forecast average growth per annum of MOP shipments 2019-20 to 2030 (BHP range).
3. Forecast average growth per annum of MOP shipments 2019-20 to 2030 (Argus; CRU; IHS).
4. Status of the World's Soil Resources (FAO and ITPS, 2015).
5. BHP analysis based on multiple sources.

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BHP

Big picture themes in agriculture

Climate change and "Precision Ag" are both principally opportunities for potash, in our view

Climate change

- Rapid decarbonisation:
  - Greater pressure on land use
  - Possible resurgence of biofuels

→
  - Intensification positive for potash IoU
  - Biofuels still heavily dependent on crop-fed 1st-gen tech

- Physical impacts of climate change:
  - Harvests vulnerable to extreme weather events
  - Changing temperatures and rainfall

→
  - Crop failures may become more frequent
  - Potassium aids drought tolerance

- **Rapid decarbonisation offers potential upside for potash**
- **Adaptation (technology and farm practice, cultivated area, crop choice) expected to prevent supply constraint on crop production**
- **Any supply constraint would likely push up food prices and potash IoU**

Precision Agriculture

- Leverage advanced tech to optimise farm practice
  - Improve application efficiency
  - Better identify nutrient deficiency
  - Adopt 'nutrient-budget' approach

→
  - In-situ losses of K are much lower than N+P, so less potential efficiency gain
  - Correcting K deficiency, reducing reliance on N fertiliser, 'nutrient-budgets' are all supported by Precision Ag

- **There are many barriers to global adoption of Precision Ag, particularly if labour is cheap, but even in the US farmers don't always see positive cost:benefit in some technologies**
- **But for potash, Precision Ag presents net upside and could accelerate potash IoU**

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32

BHP

Big picture themes in agriculture

If the world cuts its meat intake, it is not a negative for potash demand. Food waste is likely to get worse before it gets better.

Meat consumption

- Negative aspects of meat consumption are in the headlines:
  - Major emitter of GHGs
  - Uses lots of land and water
  - Ethical concerns
- Possible solutions include:
  - Reduce meat consumption via substitutes / flexitarianism
  - Intensify livestock production to reduce land use and manage emissions

- Replacing meat calories with plant-based calories lowers overall crop production, but also removes K input from animal manure
- Intensification will require greater use of animal feed crops versus grazing

- **Pace of dietary change is extremely slow**
- **Per capita meat consumption still rising in many parts of the world**
- **When/if meat consumption does start to decline this is not negative for potash: livestock currently supplies tens of millions of tonnes of K into agriculture that would have to be replaced with potash**

Food waste

- Up to one-third of food supply is lost or wasted
- Upstream waste is highest in developing economies:
  - Lack of cold-chain infrastructure
  - Slow / inefficient distribution
  - Often hot / wet climates
- Consumer waste is highest in developed economies:
  - Diversified diets, including perishables
  - Food cheap relative to income
  - Strict food hygiene regulations

- Tracking food waste over time is difficult – not commonly reported
- Cutting waste requires both major investment and behavioural change
- Developed economies have not made significant inroads on consumer waste
- Can developing economies cut upstream waste while avoiding rising consumer waste?

- **Cutting food waste would reduce crop production required per capita**
- **Unfortunately global food waste is likely to get worse before/if it gets better, given the interplay between economic development & food consumption behaviour**

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BHP

Geography of supply

Production concentrated in Canada, Russia and Belarus

Canada (Saskatchewan)
- 32% of production in 2020
- 3 companies: Nutrien, Mosaic, K+S
- 7 conventional mines, 3 solution mines
- Industry dates back to 1950s

China (Qinghai)
- 10% of production in 2020
- 1 major company: QSL Industry (+numerous smaller producers)
- Production is based on natural brines
- Industry dates back to 1990s

Middle East (Dead Sea)
- 9% of production in 2020
- 2 companies: ICL, Arab Potash
- Production is based on natural brines
- Industry dates back to 1930s



Supply
Europe & CIS
Russia 14Mt
Belarus 12Mt
Germany
Americas
Canada 22Mt
Chile
Asia & Oceania
China 7Mt
Israel
Jordan
Conventional mining (~70%)
Surface brines (~25%)
Solution mining (~5%)

Russia and Belarus
- 37% of production in 2020
- 3 companies: Uralkali, Belaruskali, EuroChem
- All conventional mines, but some refineries use thermal processing
- Industry dates back to 1930s, but only returned to the seaborne trade in the 1990s

Germany
- 6% of production
- 1 major company: K+S
- All conventional mines, most production based on *Hartsalz* ore
- Industry dates back to 19th century

Data: 2020, 70Mt MOP production (CRU).

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BHP

Recent and forthcoming greenfield additions to supply

Centred on the three major basins: other deposits are either small, inaccessible or already extensively developed



K+S Bethune
Mosaic Esterhazy K3
Belaruskali Petrikov
Belaruskali Darasinsky
Slavkali Nezhinsky
Acron Talitsky
Uralkali Ust-Yaiva, Solikamsk-2
EuroChem Usolskiy
EuroChem Volgakaliy
Under construction
Under construction (replacement)
In ramp-up phase
In ramp-up phase (replacement)
North America
(Mtpa¹, MOP)
30
20
10
0
Existing
Incremental
Mosaic
K+S
CIS
(Mtpa, MOP)
30
20
10
0
Existing
Incremental
Belaruskali
Slavkali
Acron
EuroChem²
Uralkali³

Data: BHP analysis based on multiple sources.
1. Estimated Achievable Production (after disruption allowance but before voluntary curtailment).
2. Includes Phase I capacities only.
3. Includes new mine to recover lost capacity at Solikamsk-2.

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BHP

Identifying available capacity Estimated 76t Achievable Production in 2020, rising to 86Mt with forthcoming additions CY2020 capacity (Mtpa MOP) 100 90 Can be re-utilised in future 80 70 60 50 Nameplate Inaccessible Allowance for Achievable Temporary Expected Shortfall Actual Re-utilisation Capacity Future capacity capacity unplanned production curtailment production production under ramp-up / achievable downtime construction production Data: BHP analysis based on multiple sources. Potash outlook briefing 17 June 2021 36

How soon will demand catch-up in Wave #4? Consensus view is that demand will catch-up in the late 2020s/early 2030s MOP demand (Mt) 110 3% average CAGR 100 2% average CAGR 90 Specialist average (1.7%)1 Achievable production (w/o Jansen) 80 1% average Jansen CAGR S1 Greenfield under Spare construction capaci y,, brownfield 70 expansion Existing supply 60 10 year linear trend (+1.8Mt/y) 50 40 2010 2015 2020 2025 2030 2035 Historical data: CRU. Nutrien range of 2.0 to 2.5% in the 2020s as disclosed in 2021 Q1 earnings call. Achievable production is BHP analysis based on multiple sources. 1. Specialist average based on CRU, Argus, Fertecon (IHS Markit). 2020-2035 CAGR calculated relative to trend level in 2020 (69.5Mt) not to actual level estimated by CRU (71.6Mt). Note that the chart shows linear interpolations that result in the same 2020-2035 aggregate tonnage increment as the stated CAGRS. Potash outlook briefing 17 June 2021 37

Canada is well placed to meet long-term demand growth Other deposits are either small, inaccessible or already extensively developed Canada Deposits in Russia and Belarus Western Europe are physically much smaller than Canada is home to more than Deposits in Western in Canada. half of global reserve base 60% Europe are lower Russia Options for conventional than Limited greenfield opportunity of global grade Canada; mining and solution mining reserve base some operations date beyond current tranche of to early 1900s Belarus projects (2 being replacement) Ore body is generally flat, thick and high-grade Depletion will be an issue in United States 2040s and beyond China Main salt playa in China is being fully exploited Middle East Southeast Asia Africa Brine operations in Potash occurrences in Southeast Asia Middle East limited and Africa are scattered and small-scale by physical footprint and water withdrawal South America Production is South America, mainly from salars, has declined with focus shifting to lithium. Inducement cost of greenfield projects1 are typically US$300-500/t Water stewardship an important Large ‘bench’ of resource still available for future development in Canada issue, especially in Chile. Data: USGS (2009). ‘Reserve base’ includes sub-economic reserves that may be developed in the future. USGS has switched to much smaller ‘reserves’ metric in recent years. 1. Greenfield inducement cost is all-in opex plus capital servicing, expressed in real US$ per tonne production, FOB Vancouver-equivalent. (CRU, Argus, Nutrien). Potash outlook briefing 17 June 2021 38

Potash fundamentals: key messages

A future facing commodity with attractive long term fundamentals from multiple angles

A Future Facing Commodity	• Potash sits at the **intersection** of **global demographic, social and environmental megatrends** • The **environmental footprint of potash** is **considerably more attractive** than other major chemical fertilisers • Conventional mining with flotation is **more energy and water efficient** than other production routes
Reliable base demand with attractive upside	• Traditional demand drivers of **population** and **diet** are reliable and slow moving • Attractive upside over basic drivers exists due to the **rising potash intensity-of-use** needed to support **higher yields** and offset **depleting soil fertility** • **On top of the already compelling case,** decarbonisation could amplify demand upside[1]
The industry's 4th wave is underway: demand to catch-up over the course of the 2020s	• **Demand is catching up** to excess supply, and major **supply basins are mature** • Price formation regime accordingly expected to transition from current SRMC to **durable inducement pricing,** with Canada well placed to meet market growth longer term at LRMC in the mid $300s • Post the balance point, long-run geological and agronomic arguments skew probabilistic risks upwards (LRMC plus fly-up) rather than downwards (SRMC), in our view

Note: Short Run Marginal Cost (SRMC); Long Run Marginal Cost (LRMC).
1. Based on BHP's 1.5°C Scenario. Refer to the BHP Climate Change Report 2020 for information about this scenario and its assumptions.

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BHP

Appendix

What governs crop yields?

Potassium availability is one of many factors

There are many interacting factors that influence crop yield
Any one factor may be yield-limiting

- The **potential yield** is determined by genetics
- The **attainable yield** is limited by external factors – aspects of climate, soil type and geography
- The **achieved yield** depends on farm practice to optimise availability of water and nutrients, to minimise the impact of pests, disease and bad weather, and to condition the soil


Fauna & Flora
Aspect & Exposure
Humidity
Knowledge limitations
Topography
Wind
Infrastructure limitations
Altitude
Rain
Sunlight
Financial limitations
GEOGRAPHY
Temperature
FARM PRACTICE
WEATHER
Yield potential
YIELD
Micro-organisms
Harvest Index
GENETICS
SOIL
Organic matter
Drought & flood resistance
NUTRIENTS
Soil moisture
Quick maturing
Disease resistance
Soil temperature
pH
Pest resistance
N
Soil texture
Minimal lodging
Secondary nutrients
P
Salinity
K
Micro nutrients

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BHP

Themes in agriculture

Good or bad for potash demand?

Climate change

Shifts in average temperature and more frequent extreme weather poses a risk to future food security.

We expect that adaptation – both through biotechnology and farm practice – will avoid food production becoming supply constrained.

Water stewardship will be vital – adequate potassium helps plant tolerate drought.

Rapid decarbonisation pathways offer potential upside to potash demand, particularly through resurgent growth in biofuels and the pressure to accelerate yield growth if large-scale afforestation diminishes available cropland.

However, outcomes that further decelerate population growth and/or depress income growth are negative for crop demand.

Global agriculture will have to adapt to changing climate, but this does not alter our basic thesis on potash demand growth. A 1.5C Paris-aligned pathway provides potential demand upside.

Precision Ag

'PA' is a broad term applied to tools or services that leverage advanced technologies to optimise farm practice.

Examples include GPS guidance, telematics, variable-rate technology of seeds, fertiliser and pesticides, and aerial imagery.

PA technologies seek to reduce the cost of labour and/or crop inputs, or increase revenue via the quantity and/or quality of production.

Some PA technologies are aimed specifically at the efficient use of fertilisers. The main focus is the precise and timely application of nitrogen and phosphate fertiliser, which are it risk of high in-situ loss.

Potassium is applied in smaller quantities, less often and is less mobile in the soil – the potential efficiency gains are thus much less.

Efficient application poses little threat to potash demand. However, regular and accurate soil testing will help to identify under-application of K that might otherwise be missed. Adoption of a 'nutrient-budget' approach, rather than depleting native K, provides further demand upside.

Food waste

Up to one-third of upstream food production is never eaten. Tackling food loss and waste (FLW) is part of the UN's Sustainable Development Goals.

- Developed economies have high rates of wastage at the retail and consumer level.
- Developing economies have high rates of loss in processing and distribution.

There is little data on FLW over time, but it may still be getting worse. Factors that can increase FLW include:

- Varied diets that include many perishable foodstuffs
- 'Cheap' food relative to household income and consumer quality expectations
- Food hygiene regulations

Tackling FLW should be a global priority and over time will allow the world to feed more people with less crop production. But doing so will need both big investment and big shifts in behaviour, so progress will likely be slow.

Plant-based meat

Alternatives to conventional meat, including plant-based proteins, cultured meat and insects have grabbed the headlines. People in some places are choosing to eat less meat for environmental (as well as ethical) reasons.

Livestock practices vary widely but, on average, each meat-based calorie requires more crop input than each plant-based calorie. Usually, beef has more feed-crop input than pork or lamb, which in turn have more than poultry.

Reduction of meat consumption is thus associated with lower crop production for the same calorie intake. However, animal manure contributes millions of tonnes of K to crops every year. The substitution of animal manure with potash negates the impact on potash demand of lower crop production.

Meat consumption patterns change very gradually. Despite temporary dips resulting from swine fever and the COVID-19 pandemic, meat consumption is still on an upward trend globally. However, a reversal of this trend is not negative for potash demand.

Potash 'holidays'

K does not leach out from soils as easily as nitrogen and phosphate fertilisers. Soils also contain 'native' K from naturally-occurring minerals.

Soils that have been well-maintained may be able to support several harvests without further application.

This gives farmers flexibility to adjust potash purchases from season to season in a way that is not possible with nitrogen (or, to a lesser extent) phosphates. They can 'bank' potash in the soil when it's affordable or skip application when it's not.

Other drivers of demand volatility include weather conditions, seasonality of application, and stock-change through the supply chain.

Farmer response to potash affordability is a key driver of short-term demand volatility. However, K is an essential 'building block' in plants and over the long-term, consumption is driven by agronomic requirement. Crop prices will adjust if necessary to support the appropriate use of fertiliser needed to achieve required crop yields.

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BHP

Potash operations fall into 3 basic types MOP is extracted from underground ore deposits or recovered from natural brines Conventional mining Solution mining of ore Natural brines Usually 400m to 1,100m deep and Hot water (or brine) is pumped Potassium-bearing brines are channelled accessed by shaft underground to dissolve the potash ore into ponds and concentrated by solar Usually room & pillar with continuous Potash brine is pumped back to the evaporation until potash salts crystallise mining machines surface for processing Salts are either harvested by cutting Widely used in Canada, Russia, Employed on a large scale only in Canada dredges or mechanical shovels Belarus Employed in China, Israel, Jordan and Chile Potash outlook briefing 17 June 2021 43

Food and agriculture in numbers Global diets dominated by crop and vegetable products Global dietary profile1 Global crop production2 Global crop use3 Global land use4 Other crops Fibre <1% Built-up land 100% 100% 100% 100% Other foodstuffs Fuel 7% Crop land 90% Sugar 90% Sugar crops 90% 90% Other animal Feed 15% 80% products 80% 80% 80% Meat Pasture land 70% 70% 70% 70% Fresh fruit and vegetables Fruit and 60% 60% 60% 60% vegetables 50% Vegetable oils 50% 50% 50% Forests, shrubland and 40% 40% Oilseeds 40% Food 78% 40% fresh water 30% 30% 30% 30% Cereals 20% and pulses 20% 20% 20% Cereals and pulses 10% 10% 10% 10% Barren land 0% 0% 0% 0% 1. IHS Markit (2019). 2. FAO (2019) (excludes hay/silage/forage). 3. BHP estimate (excludes hay/silage/forage). 4. FAO (2018) / ourworldindata.org (2019). Potash outlook briefing 17 June 2021 44

Potash fertiliser use by crop Global agriculture is fragmented, but top 10 country-crop combinations account for 50% Potash fertiliser consumption by country Brazil USA Indonesia and EU-28 India RoW China Malaysia 24% 16% 14% 9% 8% 29% 9% 0% 100% China 12 Brazil Indo/Malay USA USA China China India Brazil China 8% 7% 6% 4% 3% 3% 3% 2% 2% F&V % Soybeans Oil palm Corn Soybeans Rice Wheat Rice Sugar cane Corn Fruit and vegetables Corn Soybeans Rice Oil palm Wheat Sugar cane Other crops and grassland and beet 19% 14% 12% 11% 8% 7% 6% 22% 0% 100% Potash fertiliser consumption by crop International Fertilizer Association “Assessment of Fertilizer Use by Crop at the Global Level” (2017). Potash outlook briefing 17 June 2021 45

Forecasting Demand: Step 1 – crop requirements

Estimate the quantity of each crop required to meet demand for the 4Fs: food, feed, fibre, fuel



Population
X
Food intake (kcal/person/day)
Wastage[2]
Global food supply (kcal/yr)
Food intake and calorie mix are influenced by incomes and cultural practices
Livestock may be fed on crops (e.g. soybeans, corn) or waste products (e.g. DDGs) or with fodder
For a region/country split, need to account for physical constraints (land, water, yield), pace of development and projected trade flows
Animal calories
Vegetal calories
Animal feed requirement
Fibres
Biofuels
98%[1] of biofuels are produced from food crops like corn, sugarcane, palm oil and rapeseed
Global crop production (tonnes)

1. http://www.biofuelstp.eu/feedstocks.html.
2. This includes inbound supply chain losses (e.g. crops rotting before they reach market due to lack of cold storage infrastructure) and post-retail waste (e.g. food expiring in homes before consumption, unfinished portions in restaurants, etc). The former is principally a developing world problem and the latter is principally a developed world problem.

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BHP

Forecasting Demand: Step 2 – potash requirements

Estimate the quantity, and source, of potassium nutrient needed to support crop production



Residues have alternative uses including heat/power generation, animal feed, construction
Plant biomass
Yield
Residue
Nutrient recycling
Potash fertiliser
Animal manures
Crop residues
K uptake
Native potassium (soil k)

K doesn't leach out of soils as easily as N and P. Healthy soils have a K 'reserve' and farmers can "mine" this reserve based on short-term farm economics, as a trade-off. As reserves are finite and this process degrades natural soil fertility, it is not sustainable to continuously thrift on external spoil of potassium. Long-term application must be driven by agronomics.

Observed K balance = Observable K input – K output

Potash fertiliser
Animal manures
Crop residues

Crop K uptake

This "equality" is frequently negative. How so? Because farmers "mine the soil" for a proportion of the required potassium, and do not provide sufficient external sources to maintain soil quality. Which gives the following:

Inferred K balance = Observable K input + inferred soil K mining – K output

At some point, the ability to "mine the soil" at historical rates will decline, perhaps starkly in some regions. That will require a step up in the supply external sources of potassium if yields are to be maintained, with rising intensity of potash use being the logical conclusion.

Intensity-of-use = $\frac{\text{potash use}}{\text{crop production}}$

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47

BHP

Forecasting Demand: Step 3 Estimate the contribution of other primary potash fertilisers; Estimate non-fertiliser consumption of MOP Potassium Potash fertiliser chloride consumption SOP NOP Demand (tonnes K2O) (tonnes MOP) NPK1 MKP Secondary potash fertilisers Direct use Chemicals SOP SOPM Secondary Non-fertiliser Fertilisers applications Other primary potash fertilisers are made from include drilling fluids, The principal potassium chloride animal feed, water chemical derivative is Primary feedstock softeners, ice melt, food potassium hydroxide, fertilisers additives and used in batteries, soaps, are based on pharmaceuticals biodiesel manufacture naturally-occurring and as a precursor to minerals like kainite, other potassium langbeinite and compounds polyhalite 1. NPK fertilisers can also be based on other primary potash materials. Potash outlook briefing 17 June 2021 48

Potash: a low emission, biosphere friendly fertiliser

MOP is a critical nutrient with a modest GHG and broader environmental footprint

GHG emissions intensities inform our investment decisions:

Scope 1+2 ▶ ▼Scope 3[1]	Low <100 kg CO_2e/t	Medium <1,000 kg CO_2e/t	High >1,000 kg CO_2e/t
Low <100 kg CO_2e/t	potash[2]		
Medium		phosphate[3]	
High >1,000 kg CO_2e/t			nitrogen[4]

Not all fertilisers have the same environmental footprint:

- ✓ Potash **doesn't** have high emissions in production or distribution
- ✓ Potash **doesn't** release CO_2 or N_2O
- ✓ Potash **doesn't** pollute waterways

1. Scope 3 impact relates only to emissions associated with downstream processing and use, not other considerations such as transportation.
2. Based on MOP produced by flotation and without downstream processing.
3. Based on ammonium phosphates (DAP/MAP).
4. Based on urea.

Note: a) Scope 1+2 emissions for flotation-based MOP ~50-80 kg CO_2e/t, other production routes are 100-500kg. High nutrient concentration (60% K_2O) maximises efficiency in transportation and spreading.
b) From BHP research conducted so far, nitrogen-based fertilisers rather than potash appear to have a larger downstream emissions impact. However, trying to estimate the GHG contribution impact of fertiliser on soils and crops is very complicated. We continue to develop and improve our knowledge in this area.

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BHP

Jansen fits our strategic framework Our strategy identifies how to position the portfolio to maximise long-term value and deliver high returns for shareholders    Future fit, exposure to global mega trends: decarbonisation and land use Attractive Attractive fundamentals, supply-driven market, growing population and diet commodity • Durable inducement pricing transition from short-run marginal cost    • High-quality resource, low-cost, high-margin, long-life in a stable mining jurisdiction World cla • Capital efficient expansion options asset • Diversification of commodities, customer base, operating footprint    Expertise in bulk mining, logistics and product marketing Operation High-performing culture, latest technology enabling top quartile operational performance excellence • Low-carbon footprint and lower water intensity Potash outlook briefing 17 June 2021 50

Jansen offers structural, competitive advantages Hard-to-replicate design, could be leveraged further in future stages Performance Upfront 60% less Shaft design 40% Leading equipment Continuous, driven geological equipment highest larger than other and material automated loading culture information throughput producers handling systems system Culture to drive higher Leveraged 3D seismic Automation approach Increased ventilation, Advanced predictive Automation maximises productivity, lower technology to gain resulted in fewer higher capacity for multiple maintenance drives efficiency and removes operating costs understanding of producing borers brownfield expansions higher plant availability, all interactions between underground resource operating hours equipment and personnel Across the value chain we have built in structural advantages, incorporated latest proven equipment and digital technologies Potash outlook briefing 17 June 2021 51

Jansen is low-cost, high-margin and long-life

Simpler, smarter design adopted, while shaft completion de-risks project

Final investment decision on track for mid-CY21

- **Project scope:** Shaft equipping, mine development, processing facility, site infrastructure and outbound logistics
- **First production:** ~5 to 6 years construction timeframe, ~2 years from first production to ramp up
- **Volumes:** 4.3 – 4.5 Mtpa (potassium chloride, KCl)

Cash positive with high margins through the cycle

- **Opex:** US$100 per tonne
- **Sustaining capex:** US$15 per tonne, (real) long term average

Steps before FID

- Finalise port
- Consider final project risk and return metrics

Major construction permits in place, port to be finalised

Major permits	
Environmental Impact Study	Approved
Mining Plan	Approved
Mining Closure Plan	Approved

Other key requirements	
Construction Water Authorisation	Approved
Port and Rail	In progress

Shaft progress	
Final lining completion	91% complete[1]

1. Project scope includes finishing the excavation and lining of the production and service shafts, and continuing the installation of essential surface infrastructure and utilities.

Potash outlook briefing
17 June 2021
52
BHP

Jansen must compete for capital

Stage 1 will be assessed through CAF at both project and portfolio level

New capital tested against the CAF framework

- **Project capital:** US$5.3 – 5.7 billion
- Projects need to compete against alternatives with similar risk, time horizons, with life cycle returns also a consideration
- Capex spend over seven years
  - peak spend in FY25 and FY26

Economic risks considered

- Our assessment incorporate: project specific risks, economic exposure risks, country risks and non-quantifiable risks
- Cash generation at the low point of the cycle underpinned by low industry cost position

Evaluation approach[1]


Maximise returns
Shareholder
Base value
Valuation multiple
Cash returns
Projects
NPV[1]
Risk metrics
Optionality
Capital Efficiency Ratio
IRR[1] and Payback
Margin
Portfolio
ROCE[1]
Commodity balance
Net operating cash flow
Free cash flow

1. NPV: Net Present Value; ROCE: Return on average capital employed; IRR: Internal Rate of Return.

Potash outlook briefing
17 June 2021
53
BHP

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: June 17, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary